Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Registration Statement No. 333‑204267 on Form S‑3 and Registration Statement No. 333‑196056 on Form S‑8 of Sabre Corporation of our report dated 21 August 2015 (relating to the financial statements of INFINI TRAVEL INFORMATION, INC. (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph stating that the statement of financial position of the Company as of 1 April 2013 and 31 March 2014, and the related statements of comprehensive income, changes in equity, and cash flows for the year ended 31 March 2014 were not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them) not presented separately herein) appearing in this Form 8-K/A of Sabre Corporation.

/s/ Deloitte Touche Tohmatsu LLC
Tokyo, Japan
8 September 2015